Filed pursuant to Rule 424(b)(3)
File No. 333- 262833

EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND
Supplement to Prospectus dated February 18, 2022

The following replaces the Financial Highlights contained in the Prospectus:

	Year Ended October 31,
	2023	2022	2021	2020	2019
Net asset value – Beginning of year	$ 11.360	$ 14.360	$ 11.600	$ 11.870	$ 11.860
Income (Loss) From Operations
Net investment income(1)	$ 0.057	$ 0.057	$ 0.054	$ 0.093	$ 0.101
Net realized and unrealized gain (loss)	1.209	(1.946)	3.740	0.648	0.921
Total income (loss) from operations	$ 1.266	$ (1.889)	$ 3.794	$ 0.741	$ 1.022
Less Distributions
From net investment income	$ (0.114)	$ (0.056)	$ (0.054)	$ (0.093)	$ (0.100)
From net realized gain	(0.852)	(0.973)	(0.445)	—	(0.548)
Tax return of capital	—	(0.086)	(0.538)	(0.919)	(0.364)
Total distributions	$ (0.966)	$ (1.115)	$ (1.037)	$ (1.012)	$ (1.012)
Premium from common shares sold through shelf offering(1)	$ —	$ 0.004	$ 0.003	$ 0.001	$ 0.000(2)
Net asset value – End of year	$ 11.660	$ 11.360	$ 14.360	$ 11.600	$ 11.870
Market value – End of year	$ 11.010	$ 12.000	$ 14.610	$ 10.340	$ 11.920
Total Investment Return on Net Asset Value(3)	11.53%	(13.55)%	33.85%	7.02%	9.24%
Total Investment Return on Market Value(3)	(0.39)%	(10.24)%	52.78%	(5.01)%	13.53%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 1,835,911	$1,784,540	$ 2,211,925	$ 1,759,628	$ 1,782,364
Ratios (as a percentage of average daily net assets):
Expenses	1.07%(4)	1.07%(4)	1.07%	1.08%	1.07%
Net investment income	0.48%	0.45%	0.40%	0.80%	0.86%
Portfolio Turnover	63%	55%	36%	40%	57%

(See related footnotes.)

	Year Ended October 31,
	2018	2017	2016	2015	2014
Net asset value – Beginning of year	$ 11.960	$ 11.140	$ 12.010	$ 12.340	$ 11.870
Income (Loss) From Operations
Net investment income(1)	$ 0.082	$ 0.100	$ 0.119	$ 0.211	$ 0.324(6)
Net realized and unrealized gain (loss)	0.830	1.732	0.023	0.471	1.157
Total income (loss) from operations	$ 0.912	$ 1.832	$ 0.142	$ 0.682	$ 1.481
Less Distributions
From net investment income	$ (0.081)	$ (0.096)	$ (0.095)	$ (0.212)	$ (0.327)
From net realized gain	(0.486)	(0.285)	(0.071)	(0.800)	—
Tax return of capital	(0.445)	(0.631)	(0.846)	—	(0.685)
Total distributions	$ (1.012)	$ (1.012)	$ (1.012)	$ (1.012)	$ (1.012)
Anti-dilutive effect of share repurchase program(1)	$ —	$ —	$ —	$ —	$ 0.001
Net asset value – End of year	$ 11.860	$ 11.960	$ 11.140	$ 12.010	$ 12.340
Market value – End of year	$ 11.460	$ 11.640	$ 10.290	$ 11.310	$ 11.710
Total Investment Return on Net Asset Value(3)	7.75%	17.51%	1.98%	6.38%	13.64%
Total Investment Return on Market Value(3)	6.98%	23.81%	0.04%	5.57%	19.41%
Ratios/Supplemental Data
Net assets, end of year (000’s omitted)	$ 1,775,555	$ 1,787,846	$ 1,665,148	$ 1,795,490	$ 1,844,442
Ratios (as a percentage of average daily net assets):
Expenses(5)	1.07%	1.08%	1.08%	1.07%	1.08%
Net investment income	0.66%	0.86%	1.05%	1.72%	2.65%(6)
Portfolio Turnover	48%	75%	86%	85%	83%
(1)	Computed using average shares outstanding.
(2)	Amount is less than $0.0005.
(3)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(4)	Includes a reduction by the investment adviser of a portion of its adviser fee due to the Fund’s investment in the Morgan Stanley Institutional Liquidity Funds - Government Portfolio (equal to less than 0.005% of average daily net assets for the year ended October 31, 2023 and 2022).
(5)	Excludes the effect of custody fee credits, if any, of less than 0.005%. Effective September 1, 2015, custody fee credits, which were earned on cash deposit balances, were discontinued by the custodian.
(6)	Net investment income per share includes special dividends which amounted to $0.234 per share. Excluding special dividends, the ratio of net investment income to average daily net assets would have been 0.74%.

January 17, 2024